Exhibit (e)(21)

SCIENCE 37 HOLDINGS, INC.

Second Amended and Restated Executive Severance Policy

I.	Overview

The Executive Severance Policy (the “Policy”) established by Science 37 Holdings, Inc. (the “Company”) and approved by the Company’s Board of Directors, effective as of October 7, 2021, amended and restated as of April 18, 2023, is hereby amended and restated as set forth herein as the Policy, effective as of January 12, 2024 (the “Effective Date”). This Policy is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and a “top hat” welfare plan for a select group of management or highly compensated employees under Section 2520.104-24 of ERISA. This Policy supersedes all severance plans, policies or practices of the Company and its Subsidiaries for Participants (but excluding, for clarity, any Individual Agreement (as defined below)). Capitalized terms used in this Policy are defined in Section IX below.

II.	Eligibility

This Policy applies to any employee of the Company or any Subsidiary who is, at the time of his or her termination of employment, (a) the Chief Executive Officer of the Company (the “CEO”) and the members of the Company’s senior executive team as listed on Schedule I attached hereto (each, an “Executive Participant”), (b) the full-time employees of the Company as listed on Schedule II attached hereto (each, an “Other Employee Participant”, and, together with the Executive Participants, “Participants”) or (c) any full-time employee of the Company who is recommended by the CEO to the Administrator (as defined below) to be a key employee who should be eligible to participate in the Policy. This Policy does not apply to employees whose employment terminates for any reason other than due to a Qualifying Termination (as defined below).

III.	Severance Payments and Benefits

A.            Outside of the Change in Control Period.

Employees who qualify as Executive Participants and who incur a Qualifying Termination outside of the Change in Control Period will receive the following severance benefits (the “Non-CIC Severance Benefits for Executive Participants”):

Cash Severance	COBRA	Equity Awards
1. 12 months of his or her annual base salary 2. Any Prior-Year Bonus 3. Pro-Rated Bonus	1. 12 months Company-subsidized COBRA continuation	1. Equity Awards will be treated as set forth in the Plan and award agreements governing such Equity Awards

Employees who qualify as Other Employee Participants and who incur a Qualifying Termination outside of the Change in Control Period will receive the following severance benefits (the “Non-CIC Severance Benefits for Other Employee Participants”):

Cash Severance	COBRA	Equity Awards
1. 6 months of his or her annual base salary 2. Any Prior-Year Bonus 3. Pro-Rated Bonus	1. 6 months Company-subsidized COBRA continuation	1. Equity Awards will be treated as set forth in the Plan and award agreements governing such Equity Awards

B.            Within the Change in Control Period.

Each employee who qualifies as an Executive Participant and who incurs a Qualifying Termination within the Change in Control Period will receive the following severance benefits (the “CIC Severance Benefits for Executive Participants”):

Cash Severance	COBRA	Equity Awards
1. 18 months of his or her annual base salary 2. Any Prior-Year Bonus 3. Pro-Rated Bonus 4. Target Bonus	1. 18 months Company-subsidized COBRA continuation	1. All equity Awards will vest in full (to the extent then-unvested) irrespective of a Qualifying Termination

Each employee who qualifies as an Other Employee Participant and who incurs a Qualifying Termination within the Change in Control Period will receive the following severance benefits (the “CIC Severance Benefits for Other Employee Participants”):

Cash Severance	COBRA	Equity Awards
1. 12 months of his or her annual base salary 2. Any Prior-Year Bonus 3. Pro-Rated Bonus 4. Target Bonus	1. 12 months Company-subsidized COBRA continuation	1. All equity Awards will vest in full (to the extent then-unvested) irrespective of a Qualifying Termination

C.            Payment Timing and Mechanics. The Non-CIC Severance Benefits and/or CIC Severance Benefits, for Executive Participants or Other Employee Participants, as applicable (together, the “Severance Benefits”), will be paid or provided as follows:

1)            Any annual base salary will be paid in installments in accordance with the Company’s regular payroll practices during the period commencing on the date of the Qualifying Termination and ending on the six (6)-month (for Non-CIC Severance Benefits for Other Employee Participants), twelve (12)-month (for Non-CIC Severance Benefits for Executive Participants and for CIC Severance Benefits for Other Employee Participants) or eighteen (18)-month (for CIC Severance Benefits for Executive Participants) anniversary thereof; provided, that no such payments will be made prior to the date on which the Release (as defined below) becomes effective and irrevocable and, if the aggregate period during which the applicable Participant is entitled to consider and/or revoke the Release spans two calendar years, no payments under this clause (1) will be made prior to the beginning of the second such calendar year (and any payments otherwise payable prior thereto (if any) will instead be paid on the first regularly scheduled Company payroll date occurring in the latter such calendar year (or, if later, the first regularly scheduled Company payroll date occurring after the Release becomes effective and irrevocable).

2)            Any Prior-Year Bonus, any Target Bonus and any Pro-Rated Bonus will be paid in a single lump-sum amount within seventy (70) days following the date of the Qualifying Termination, except that if such seventy (70)-day period spans two calendar years, then such amount will instead be paid on the first regularly scheduled Company payroll date occurring in the latter such calendar year (or, if later, the first regularly scheduled Company payroll date occurring after the Release becomes effective and irrevocable)..

3)            With respect to Company-subsidized COBRA, if (and only if) the Participant timely and properly elects continuation coverage under COBRA, then during the period commencing on the date of the Qualifying Termination and ending on the earlier of (A) the six (6)-month (for Non-CIC Severance Benefits for Other Employee Participants), twelve (12)-month (for Non-CIC Severance Benefits for Executive Participants and for CIC Severance Benefits for Other Employee Participants) or eighteen (18)-month (for CIC Severance Benefits for Executive Participants) anniversary thereof or (B) the date on which the Participant becomes covered by a group health insurance program provided by a subsequent employer (in any case, the “COBRA Period”), the Company shall reimburse the Participant for the Participant’s and his or her eligible dependents with coverage under its group health plans at the same levels and the same cost to the Participant as would have applied if the Participant’s employment had not been terminated based on the Participant’s elections in effect on the Qualifying Termination date, provided, however, that (x) if any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the period of continuation coverage to be, exempt from the application of Section 409A under Treasury Regulation Section 1.409A-1(a)(5), or (y) the Company is otherwise unable to continue to cover the Participant under its group health plans without incurring penalties (including without limitation, pursuant to Section 2716 of the Public Health Service Act or the Patient Protection and Affordable Care Act), then, in either case, an amount equal to each remaining Company subsidy shall thereafter be paid to the Participant in substantially equal monthly installments over the COBRA Period (or the remaining portion thereof).

4)            Any accelerated vesting of Equity Awards will occur effective immediately prior to the consummation of the Change in Control, irrespective of a Qualifying Termination.

D.            Other Benefits. If, in connection with any Participant’s Qualifying Termination that entitles him or her to Severance Benefits under this Section III, such Participant also becomes entitled to receive severance payments and/or benefits under any Individual Agreement or, if the Participant resides outside of the United States, under the laws of his or her country of residence (in either case, the “Individual Severance”) and the Individual Severance (or any component thereof) is more favorable to the Participant than the Severance Benefits (or any component thereof), then such Participant will be entitled to receive the greater of the Individual Severance (or such component thereof) or the Severance Benefits (or such component thereof), provided that the Participant may not receive a duplication of benefits. By way of example only, if a Participant’s Individual Severance consists of a Prior-Year Bonus, 12 months’ annual base salary, and 6 months’ accelerated vesting of Equity Awards and such Participant incurs a Qualifying Termination outside of the Change in Control Period entitling him or her to the Non-CIC Severance Benefits for Executive Participants, then such Participant will be eligible to receive severance consisting of (i) a Prior Year Bonus, (ii) a pro-rated bonus (iii) 12 months’ annual base salary, (iv) 12 months’ Company-subsidized COBRA and (v) 6 months’ accelerated vesting of Equity Awards.

IV.	Conditions to Receipt of Severance

In order to be eligible to receive any Severance Benefits under this Policy (other than accelerated vesting of Equity Awards due to a Change in Control), a Participant must (i) execute and return to the Company a general release of claims in favor of the Company and its Subsidiaries in the form attached hereto as Exhibit A (a “Release”), which Release becomes effective and irrevocable in accordance with its terms, and (ii) continue to comply with the terms of all applicable restrictive covenants (including confidentiality, non-compete and non-solicit provisions) in favor of the Company and its Subsidiaries to which the Participant is bound. If, at any time during which severance payments and benefits are being provided to the Participant, the Participant breaches his or her Release and/or applicable restrictive covenants, all Severance Benefits (other than accelerated vesting of Equity Awards due to a Change in Control) will immediately cease to be paid or provided.

V.	Non-COMPETITION AND NON- SOLICITATION.

As a condition to becoming a Participant in the Plan, during a Participant’s employment and for one (1) year following the termination of the Participant’s employment for any reason (including a Qualifying Termination) (such date, the “Separation Date”), the Participant agrees not to, without the prior written consent of the Committee:

(a)    directly or indirectly, engage in, or assist any other person or entity to engage in, any business that competes with any business in which either the Company or its successors is engaging, or in which either the Company or its successors has substantial plans to engage as of the Separation Date that are known by the Participant, provided that: (i) this restriction shall not apply to the ownership by the Participant of not more than five percent (5%) of any class of the publicly traded securities of any entity; and (ii) following the date of the Participant’s separation from the Company for any reason this restriction shall not apply to any geographical area where, as of the Separation Date, the Company or its successors are not conducting substantial business, are not providing substantial products or services, or did not have substantial plans to provide such products or services; and (iii) following the Separation Date this restriction shall not apply to any business acquired after the Separation Date by the Company or its successors, which business, does not compete with either the Company’s or its successors’ business as it existed on the Separation Date.

(b)    directly or indirectly: (i) solicit or seek to entice away from the Company or its successors, or offer employment or any consulting or other service arrangement to, any person who is employed by the Company or its successors; or (ii) interfere with the business relationship of the Company or its successors with any person or entity who is a customer or client of, supplier to or other party having material business relations with the Company or its successors.

VI.	Parachute Payments

A.            Best Pay Cap. Notwithstanding anything herein to the contrary, in the event that any amount or benefit received or to be received by any Participant pursuant to this Policy or any other agreement, plan or arrangement (collectively, the “Covered Payments”), would subject the Participant to an excise tax under Section 4999 of the Code (an “Excise Tax”), then, after taking into account any reduction in the Covered Payments provided by reason of Section 280G of the Code in any other plan, arrangement or agreement, then such remaining Covered Payments shall be reduced, to the extent necessary so that no portion of the Covered Payments is subject to the Excise Tax but only if (i) the net amount of such Covered Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Covered Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Covered Payments) is greater than or equal to (ii) the net amount of such Covered Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Covered Payments and the amount of Excise Tax to which such Participant would be subject in respect of such unreduced Covered Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Covered Payments).

B.            Certain Exclusions. For purposes of determining whether and the extent to which a Participant’s Covered Payments will be subject to the Excise Tax, (i) no portion of the Covered Payments the receipt or enjoyment of which such Participant shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account; (ii) no portion of the Covered Payments shall be taken into account which, in the written opinion of an independent, nationally recognized accounting firm (the “Independent Advisors”) selected by the Company, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Covered Payments shall be taken into account which, in the opinion of Independent Advisors, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation; and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Covered Payments shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

VII.	Administration; Amendment and Termination

A.            Administration. This Policy shall be interpreted, administered and operated by the Compensation Committee of the Company’s Board of Directors (in such capacity, the “Administrator”). The Administrator shall have complete authority in its sole discretion subject to the express provisions of this Policy, including, for the avoidance of doubt, subject to Section VII.B. below, to determine who shall be eligible for the payments and benefits under this Policy, to interpret the terms of this Policy, and to make all other determinations necessary or advisable for the administration of this Policy.

B.            Amendment; Termination. This Policy may not be amended or terminated by the Company’s Board of Directors or the Administrator in any manner that may adversely impact any Participant, including, but not limited to, amendment of a Participant’s status as a Participant under the Policy, unless such applicable Participant has provided his or her written consent.

VIII.	MISCELLANEOUS

A.            No Right to Employment. Nothing in this Policy gives any employee the right to be retained in the employment of the Company or a Subsidiary or otherwise modifies the employee’s at-will employment relationship with the Company or a Subsidiary.  The Policy is not a contract of employment between the Company or a Subsidiary and any employee.

B.            Severability. If any provision of this Policy is held invalid or unenforceable, its invalidity or unenforceability will not affect any other provisions of the Policy, and the Policy shall be construed and enforced as if such provision had not been included in the Policy.

C.            Unfunded Obligations. The amounts to be paid to Participants under this Policy are unfunded obligations of the Company. The Company is not required to segregate any monies or other assets from its general funds with respect to these obligations. Participants will not have any preference or security interest in any assets of the Company other than as a general unsecured creditor.

D.            Transfer. Neither a Participant nor any other person shall have any right to sell, assign, transfer, pledge, anticipate or otherwise encumber, transfer, hypothecate or convey any amounts payable under this Policy prior to the date that such amounts are paid, except that, in the case of a Participant’s death, such amounts shall be paid to the Participant’s beneficiaries.

E.            Governing Law. The Policy is intended to be governed by and will be construed in accordance with ERISA and, to the extent not preempted by ERISA, the laws of the State of Delaware.

F.            Clawback. Any amounts payable under this Policy are subject to any policy in existence as of the Effective Date(the “Clawback Policy”) established by the Company providing for clawback or recovery of amounts that were paid to any Participant. The Company will make any determination for clawback or recovery in its sole discretion in accordance with the Clawback Policy and in accordance with any applicable law or regulation.

G.            Withholding. The Company and its Subsidiaries will have the right to withhold from any amount payable hereunder any federal, state and local taxes required by law to be withheld therefrom.

H.            Section 409A.

1)            To the extent applicable, this Policy shall be interpreted and applied consistent and in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder (collectively, “Section 409A”). Notwithstanding any provision of this Policy to the contrary, to the extent that the Administrator determines that any payments or benefits under this Policy may not be either compliant with or exempt from Section 409A, the Administrator may in its sole discretion adopt such amendments to this Policy or take such other actions that the Administrator determines are necessary or appropriate to (i) exempt the compensation and benefits payable under this Policy from Section 409A and/or preserve the intended tax treatment of such compensation and benefits, or (ii) comply with the requirements of Section 409A; provided, however, that this Section VII(H) shall not create any obligation on the part of the Administrator to adopt any such amendment or take any other action, nor shall the Company or any Subsidiary have any liability for failing to do so

2)            Notwithstanding anything to the contrary in this Policy, no amounts shall be paid to any Participant under this Policy during the six-month period following such Participant’s “separation from service” (within the meaning of Section 409A(a)(2)(A)(i) of the Code and Treasury Regulation Section 1.409A-1(h)) to the extent that the Administrator determines that paying such amounts at the time or times indicated in this Policy would result in a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such six-month period (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution, including as a result of the Participant’s death), the Participant shall receive payment of a lump-sum amount equal to the cumulative amount that would have otherwise been payable to the Participant during such six-month period without interest thereon.

3)            To the extent that any payments or reimbursements provided to a Participant under this Policy are deemed to constitute compensation to the Participant to which Treasury Regulation Section 1.409A-3(i)(1)(iv) would apply, such amounts shall be paid or reimbursed reasonably promptly, but not later than December 31st of the year following the year in which the expense was incurred. The amount of any such payments eligible for reimbursement in one year shall not affect the payments or expenses that are eligible for payment or reimbursement in any other taxable year, and the Participant’s right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit. For purposes of Section 409A, each separately identified amount to which a Participant is entitled under this Policy shall be treated as a separate payment. In addition, to the extent permissible under Section 409A, the right to receive any installment payments under this Policy shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Treasury Regulation Section 1.409A-2(b)(2)(iii). Whenever a payment under the Policy specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

I.             Assumption of Plan. The Company shall require any successor thereto (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, whether pursuant to a Change in Control or otherwise, to expressly assume and agree to perform the obligations under this Policy in the same manner and to the same extent the Company would be required to perform if no such succession had taken place.

J.             Complete Statement of Policy.  This Policy document contains a complete statement of the terms of the Policy and supersedes all prior statements with respect to the terms of the Policy.  This Policy document also serves as the summary plan description. No other evidence, whether written or oral, shall be taken into account in interpreting the provisions of the Policy.  In the event of a conflict between a provision in the Policy document and any booklet, brochure, presentation, or other communication (whether written or oral), the provision of this Policy document shall control.

K.            Claims. Any claims under or relating to this Policy will be subject to the procedures set forth on Exhibit B, which is incorporated into this Policy as if first set forth herein.

IX.	Definitions

For purposes of this Policy, the following terms have their respective meanings set forth below:

1)             “Cause” means, with respect to any Participant, “Cause” as defined in an effective, written employment agreement between the Participant and the Company or a Subsidiary thereof if such an agreement exists and contains a definition of Cause, or, if no such agreement exists or such agreement does not contain a definition of Cause, then Cause means any one or more of the following: (i) any act or omission by a Participant which, if convicted by a court of law, would constitute a felony or a crime of moral turpitude; (ii) a Participant’s dishonesty or material violation of standards of integrity in the course of fulfilling his or her employment duties to the Company or any of its Subsidiaries; (iii) a Participant’s insubordination or a violation of a written policy of the Company or its Subsidiaries, violation of which would be grounds for dismissal under applicable Company (or Subsidiary) policy, provided such policy was in existence prior to the Change in Control; (iv) any act or omission by a Participant materially adverse to the interest of the Company or any its Subsidiaries, that resulted in material harm to the Company or any its Subsidiaries; (v) a Participant’s material breach of any written agreement between Participant and the Company; (vi) a Participant’s failure to comply in any material respect with any Company code of conduct, or ethics policy, provided such policy was in existence prior to the Change in Control; or (vii) a Participant’s failure to comply in any material respect with any statute, regulation, or legal requirement applicable to the Participant’s position with the Company or its business.

2)             “Change in Control” has the meaning set forth in the Plan.

3)             “Change in Control Period” means the period commencing thirty (30) days prior to, and ending eighteen (18) months following, the consummation of a Change in Control.

4)             “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

5)             “Code” means the U.S. Internal Revenue Code of 1986, as amended.

6)             “Equity Award” means any equity-based award covering shares of Company common stock (including, without limitation, stock options, restricted stock units and restricted stock granted under the Plan or otherwise).

7)             “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

8)             “Good Reason” means (i) a material diminution in Participant’s duties or responsibilities; (ii) a material modification in the scope or breadth of a Participant’s duties or responsibilities compared to such duties or responsibilities in existence prior to the Change in Control, (iii) a diminution in Participant’s base salary, Target Bonus, or annual equity award, (iv) a requirement that Participant relocate Participant’s principal place of employment to a location more than twenty-five (25) miles from Participant’s then principal place of employment immediately prior to such relocation, or not permitting the Participant to work remotely, or (v) a requirement that Participant travel on the Company’s business to an extent substantially inconsistent with the Participant’s business travel obligations prior to the Change in Control.

9)             “Individual Agreement” means, with respect to any Participant, any individual employment agreement, offer letter, severance agreement or similar agreement between such Participant and the Company or any of its Subsidiaries that provides such Participant with severance payments and/or benefits.

10)           “Plan” means the Company’s 2021 Incentive Award Plan (or any successor plan thereto).

11)           “Pro-Rated Bonus” means, with respect to any Participant, such Participant’s target annual bonus for the calendar year in which the Participant incurs a Qualifying Termination, pro-rated based on the length of such Participant’s employment with the Company or its Subsidiaries during the calendar year of such Participant’s Qualifying Termination.

12)           “Prior Year Bonus” means, with respect to any Participant, any annual bonus for the calendar year immediately prior to the calendar year in which the Participant’s Qualifying Termination occurs that has been earned but remains unpaid as of the date of such Qualifying Termination.

13)           “Qualifying Termination” means a Participant’s termination of employment with the Company and its Subsidiaries by the Company or a Subsidiary without Cause or termination by Participant with Good Reason.

14)           “Subsidiary” means any direct or indirect subsidiary of the Company.

15)           “Target Bonus” means, with respect to any Participant, such Participant’s target annual bonus.

Exhibit A

Form Of RELEASE

Confidential general RELEASe

This Confidential General Release (“Agreement”) is made by and between XXXXXX (“Employee”) and Science 37 Holdings, Inc., its subsidiaries, affiliates, successors, and assigns (“Company”) (collectively, the “Parties”):

WHEREAS, Employee has been employed with Company as of DATE; Employee was and is a resident of STATE; Employee’s last day of employment shall be DATE (the “Termination Date”);

WHEREAS, the Parties wish to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions and demands that the Employee may have against the Company, including but not limited to, any and all claims arising or in any way related to Employee’s employment with or separation from the Company.

NOW THEREFORE, in consideration of the promises made herein, the Parties hereby agree as follows:

1.             Payments and Consideration.

(a)            Employee will be paid, at Employee’s regular rate of pay, for all hours worked through the Termination Date, regardless of whether Employee signs this Agreement. Employee will be paid in accordance with normal payroll procedures, less all applicable deductions and withdrawals.

(b)           Employee’s execution of this Agreement is required in connection with Employee’s receipt of the appliable Non-CIC Severance Benefits or CIC Severance Benefits (the “Severance Benefits”) pursuant to the Company’s Second Amended and Restated Severance Policy (the “Severance Policy”).

(c)            Employee will be reimbursed for all ordinary and necessary, reasonable business-related expenses incurred by Employee in connection with Employee’s employment with Company through Employee’s Termination Date. Employee must submit all requests for reimbursement within five (5) days of the Effective Date, accompanied by proper documentation, to HR@Science37.com.

2.             Tax Treatment.  Employee understands and agrees that the Company is neither providing tax nor legal advice, nor is the Company making representations regarding tax obligations or consequences, if any, related to this Agreement.

3.             Confidential Information. Employee acknowledges that, as part of their employment, Employee had access to information of a nature not generally disclosed to the public, and Employee agrees to keep confidential and not disclose to anyone the Company’s business, proprietary, and trade secret information in Employee’s possession, or any personal, confidential, or otherwise proprietary information regarding the Company’s employees, customers, and clients, or the Company’s personnel practices and related matters. This obligation is understood to be in addition to, and not as any replacement for, any agreements Employee may have signed with the Company concerning confidentiality, trade secrets, non-disclosure, non-competition, non-solicitation, or assignment of inventions or other intellectual property developments, which agreements will remain in full force and effect. Employee agrees that Employee will not take, copy, use, or distribute in any form or manner documents or information that the Company deems proprietary, including without limitation research and development materials, information regarding customers, clients, business partners, or prospective customers, clients, or business partners, financial information, business and strategic plans, software programs and codes, access codes, and other similar materials or information.

4.             Return of the Company Property. Employee agrees to return to the Company any and all the Company property in Employee’s possession, including without limitation any computer or other electronic devices; software programs; other the Company equipment, tools, records, or technical materials; information related to the Company customers, clients and business contacts; marketing information; pricing information; cellular phones; personnel materials or files, handbooks, manuals, or policies; memoranda, notes, and drafts thereof; and any other documents or property (and any summaries or copies thereof), developed by Employee and/or obtained by Employee or on Employee’s behalf, directly or indirectly, pursuant to Employee’s employment with the Company. Employee may retain information necessary to perform the consulting services after notification to Company of same.

5.             Release of Claims.

(a)            Employee agrees that the foregoing consideration represents settlement in full of all outstanding obligations owed to Employee by Company. THIS IS A GENERAL RELEASE OF ALL CLAIMS. As consideration for the Severance Benefits, Employee, on Employee’s own behalf, and on behalf of Employee’s respective heirs, family members, executors, administrators, attorneys, representatives, and assigns, hereby fully and forever releases Company and its legal representatives, officers, directors, fiduciaries, employees, investors, shareholders, insurers, agents, administrators, affiliates, divisions, subsidiaries, predecessor and successor corporations, and assigns, both in their individual and corporate capacities (including its current and former parent companies, subsidiaries, and other affiliated companies as well as any of their current and former insurers, directors, officers, agents, shareholders, and employees), (collectively, the “Releasees”), of and from any and all claims and causes of action, demands, duties, obligations, agreements, promises, liabilities, damages, costs, and/or fees, whether known or unknown, suspected or unsuspected, arising out of or relating to Employee’s employment, including the termination of employment, including without limitation:

(1)	any and all claims relating to or arising from Employee’s employment relationship with Company and the termination of that relationship;

(2)	any and all claims relating to, or arising from, Employee’s right to purchase, or actual purchase of, shares of stock of Company, including, without limitation, any claims for fraud; misrepresentation; breach of fiduciary duty; breach of duty under applicable state corporate law; and securities fraud under any state or federal law;

(3)	any and all claims under the law of any jurisdiction including without limitation wrongful discharge of employment; constructive discharge from employment; termination in violation of public policy; discrimination; breach of contract, both express and implied; breach of a covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent and intentional infliction of emotional distress; negligent and intentional misrepresentation; negligent and intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; and conversion;

(4)	any and all claims for violation of any federal, state or municipal statute, including without limitation all employment laws, including without limitation the Age Discrimination in Employment Act, as amended; Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1866; the Civil Rights Act of 1871; the Fair Labor Standards Act; the Americans with Disabilities Act; the Older Workers’ Benefits Protection Act; the Family Medical Leave Act; the Equal Pay Act; the Employee Retirement Income Security Act of 1974; the National Labor Relations Act; North Carolina wage laws; North Carolina equal pay laws; the North Carolina Persons with Disabilities Protection Act; claims under N.C.G.S. § 95-28.1; claims under N.C.G.S. § 95-28.1A; claims under N.C.G.S. § 95-28.2; claims under N.C.G.S. § 130A-148(i); claims under N.C.G.S. § 9-32; claims under N.C.G.S. §§ 127A-201 to 127A-203; and all other laws against discrimination or applicable to employment that may be the subject of a release under applicable law;

(5)	any and all claims for violation of the federal, or any state, constitution;

(6)	any and all claims arising out of any other laws and regulations relating to employment or employment discrimination;

(7)	any and all claims arising out of any personnel policies, contracts of employment, any other contracts, and covenants of good faith and fair dealing;

(8)	any claim for any loss, cost, damage, or expense arising out of any dispute over the non-withholding or other tax treatment of any of the proceeds received by Employee as a result of this Agreement;

(9)	any claim or damage arising out of Employee’s employment with or separation from Company under any common law theory or any federal, state, or local statute or ordinance not specifically referred to above;

(10)	any and all claims for unpaid or withheld wages, , commissions, and other compensation of any kind that Employee may have against the Releasees; and

(11)	any and all claims for attorneys’ fees and costs.

(b)           Employee understands and agrees that, to the fullest extent permitted by law, Employee is precluded from filing or pursuing any legal claim of any kind against any of the Releasees at any time in the future, in any federal, state, or municipal court, administrative agency, or other tribunal, arising out of any of the claims that Employee has waived by virtue of executing this Agreement. Employee agrees not to file or pursue any such legal claims and, if Employee does pursue such legal claims, Employee waives any right to receive monetary recovery. By Employee’s signature below, Employee represents that Employee has not filed any such legal claims against any of the Releasees in any federal, state, or municipal court, administrative agency, or other tribunal.

(c)            Nothing in this Agreement shall be construed to waive any claims that cannot be waived as a matter of law. In addition, this Agreement does not prevent Employee from filing an administrative charge against any Releasee that may not be released as a matter of law. Nothing in this agreement shall be construed to prohibit Employee from reporting conduct to, providing truthful information to or participating in any investigation or proceeding conducted by any federal or state government agency or self-regulatory organization. This release does not waive any rights or claims that may arise after the date that Employee executed this Agreement, including any dispute to enforce Employee’s rights under this Agreement, such as the timely payment of Severance Benefits.

(d)           Nothing in this Agreement will affect the ability of Employee or Company to enforce rights or entitlements specifically provided for under this Agreement as set forth above or under the Severance Policy or any applicable transaction bonus agreement, or any rights or claims that may arise after the date that Employee executed this Agreement. By Employee’s signature below, Employee represents that, other than the Severance Benefits, any severance rights pursuant to applicable employment agreements, and any applicable transaction bonus: (a) Employee is not aware of any unpaid wages, vacation, bonuses, expense reimbursements, or other amounts owed to Employee by Company; (b) however, to the extent Employee is aware of any claims for unpaid wages, severance, benefits, bonuses, commissions, and other compensation of any kind, there is a bona fide dispute between the Parties regarding the fact of and amount of such claims, and Employee further agrees to release such claims (for the avoidance of doubt, excluding any claims with respect to Severance Benefits) and acknowledges that Employee's release is not barred or void under Labor Code section 206.5; (c) Employee has not been denied any request for leave to which Employee believes Employee was legally entitled, and Employee was not otherwise deprived of any of Employee’s rights under the Family and Medical Leave Act or any similar state or local statute; and (d) Employee has not assigned or transferred, or purported to assign or transfer, to any person, entity, or individual whatsoever, any of the claims released in the foregoing general release and waiver. Company’s obligations under this Agreement are contingent upon Employee’s compliance with all terms and conditions provided for herein.

6.             Release of Unknown Claims. For the purpose of implementing a full and complete release, Employee expressly acknowledges that the releases given in this Agreement are intended to include, without limitation, claims that Employee did not know or suspect to exist in Employee’s favor at the time of the date of Employee’s execution of this Agreement, regardless of whether the knowledge of such claims, or the facts upon with they might be based, would have materially affected the settlement of this matter; and that the Severance Benefits provided under the Severance Policy were also for the release of those claims and contemplates the extinguishment of any such unknown claims.

7.             Age Discrimination in Employment Act. Employee acknowledges, agrees and understands that:

(a)            under the general release detailed above, Employee is waiving and releasing, among other claims, any rights and claims that may exist under the Age Discrimination in Employment Act (“ADEA”);

(b)           the waiver and release of claims set forth in the release above does not apply to any rights or claims that may arise under the ADEA after the date of execution of this Agreement;

(c)           the payments and other consideration that are being provided to Employee are of significant value and are in addition to what Employee otherwise would be entitled;

(d)           Employee is being advised in writing to consult with an attorney before signing this Agreement;

(e)            Employee is being given a period of forty-five (45) days within which to review and consider this Agreement before signing it, though Employee may sign earlier, and if Employee fails to sign and return this Agreement within forty-five (45) day consideration period, the Company’s offer and this Agreement will expire on its own terms;

(f)            Employee may revoke acceptance of this Agreement by providing written notice to the Company within seven (7) days following its execution, and any notice of revocation of this Agreement must be in writing and emailed to hrinquiries@science37.com; and

(g)            Because of Employee’s right to revoke this Agreement, this Agreement shall not become effective and enforceable until the eighth (8th) day after the return of an executed copy of this Agreement by Employee to the Company (the “Effective Date”), and Employee will not be entitled to any of the benefits set forth in this Agreement until after the Effective Date.

8.             Non-Disparagement.

(a)            Employee agrees to refrain from any disparagement, defamation, libel, or slander of any of the Releasees, and agrees to refrain from any tortious interference with the contracts and relationships of any of the Releasees. Employee understands and agrees that Employee’s entitlement to the compensation and benefits due under this Agreement is conditioned upon Employee’s continued support of the Company. Employee agrees to refrain from taking any action, and from making any statement (oral or written), that disparages or criticizes the Company, its affiliates, parent companies, subsidiaries, and related entities, or its officers, directors, or employees, or that harms the Company’s or any of the Company’s affiliates’, parent companies’, subsidiaries’, and related entities’, or the Company’s officers’, directors’, or employees’ respective reputations, or that disrupts or impairs the Company’s normal, ongoing business operations. Employee specifically agrees not to post false, misleading, or inaccurate information about the Company on job review sites or other anonymous platforms and/or any other social media platforms, including but not limited to Glassdoor, Twitter, Instagram, Medium, or any other social media site, and hereby represents and warrants that Employee has not violated this Paragraph as of the date of the execution of this Agreement. This provision applies to all of Employee’s interactions with third parties, including without limitation any conversations or correspondence that Employee might have with organizations, governmental entities, and persons with whom the Company engages in business, as well as with employees of the Company. Employee understands that this provision does not apply on occasions when Employee is subpoenaed or ordered by a court or other governmental authority to testify or give evidence and must respond truthfully. Employee further agrees not to otherwise interfere with the Company’s business operations, including, without limitation, the Company’s efforts to market and sell its products.

(b)            All inquiries by potential future employers as to Employee will be directed to the HR@Science37.com. Upon inquiry, the Company shall only state the following information: Employee’s last position and dates of employment.

9.             Confidentiality of Agreement. The Parties acknowledge that Employee’s agreement to keep the terms and conditions of this Agreement confidential is a material factor on which Employee and the Company relied in entering into this Agreement. Employee warrants that Employee has not disclosed the fact of this Agreement or any of the terms of this Agreement, or the negotiations leading thereto, to anyone other than Employee’s attorneys, accountants, or tax consultants, or Employee’s spouse.  Employee represents and agrees that (i) Employee will keep the fact and amount of this settlement and the terms of this Agreement completely confidential, except and unless disclosure is required and compelled by lawful court order; (ii) if disclosure is compelled by court order, Employee will disclose only so much information as is necessary for compliance; and (iii) confidentiality is the essence of this Agreement.  Accordingly, Employee shall not publicize or disclose the fact of this Agreement, the Severance Benefits, or the terms of this Agreement in any manner whatsoever, whether in writing or orally, to any person, directly or indirectly, or by or through any agent or representative, except as necessary to effectuate the terms of this Agreement, and other than to the following: (1) Employee’s attorneys; (2) Employee’s accountants and tax consultants; (3) other representatives or entities as required and compelled by law or lawful court order; and (4) Employee’s spouse.  With respect to any individuals referred to above and to whom Employee knowingly discloses any information regarding this Agreement or its terms, Employee agrees that Employee will inform such individuals that the information is strictly confidential and may not be reviewed, discussed, or disclosed, orally or in writing, with any other person, organization, or entity whatsoever, at any time.  Employee further represents that no disclosure inconsistent with this Paragraph and its subparts has been made by Employee prior to the date of Employee’s execution of this Agreement.

(a)            This Confidentiality Agreement specifically includes without limitation an obligation, on the part of Employee and Employee’s respective attorneys and other representatives, not to knowingly disclose, or cause to be disclosed, the terms of this Agreement to any of the Company’s current or former employees or to any of the Company’s affiliates, or to any individual associated with the press or the media.  Employee agrees that Employee shall be separately responsible and liable for Employee’s own disclosure prohibited by this Paragraph and its subparts, including disclosures made by Employee’s respective representatives.

(b)           It shall not be a breach of this Paragraph or its subparts for Employee or the Company to respond, if asked, that any dispute regarding Employee’s employment or termination of employment with the Company has been resolved.

(c)            If Employee breaches any of the promises contained in this Paragraph or its subparts, the Company shall be entitled to recover its reasonable attorneys’ fees and other costs in the event that the Company prevails in a proceeding to enforce any provision of this Paragraph or its subparts.

10.           No Cooperation. Employee agrees Employee will not act in any manner that might damage the business of the Company. Employee agrees that Employee will not counsel or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against the Company or any officer, director, employee, agent, representative, shareholder, or attorney of the Company, unless under a subpoena or other court order to do so. Employee further agrees both to immediately notify the Company upon receipt of any court order, subpoena, or any legal discovery device that seeks or might require the disclosure or production of the existence or terms of this Agreement, and to furnish, within three (3) business days of its receipt, a copy of such subpoena or legal discovery device to the Company.

11.           Injunctive Relief. Employee's breach of any obligation or covenant set forth in this Agreement will have a material and adverse effect upon the Company and will cause the Company irreparable harm, and damages arising from any breach may be difficult to ascertain. Consequently, in addition to all of the remedies otherwise available to the Company, including, but not limited to, the recovery of monetary damages and reasonable attorneys' fees incurred in enforcing this Agreement, the Company shall have the right to injunctive relief to restrain and enjoin any actual or threatened breach of the provisions of this Agreement. All of the Company's remedies for breach of this Agreement shall be cumulative and the pursuit of one remedy shall not be deemed to exclude any other remedies. Employee agrees and consents that the Company shall be entitled to injunctive relief; both preliminary and permanent, without bond. If the Employee breaches any of the restrictive covenants set forth in this Agreement, then the restricted time period of each of the covenants shall be extended by an amount of time equal to the duration of such breach or violation.

12.           Non-Admissibility; No Admission of Liability. Employee agrees that this Agreement shall not be admissible as evidence in any future proceeding of any kind, except in court on a claim of breach of this Agreement. The Parties understand and acknowledge that this Agreement constitutes a compromise and settlement of disputed claims. No action taken by the Parties hereto, or either of them, either previously or in connection with this Agreement shall be deemed or construed to be:

(a)            an admission of the truth or falsity of any claims heretofore made; or

(b)            an acknowledgment or admission by either Party of any fault or liability whatsoever to the other Party or to any third party.

13.           No Knowledge of Wrongdoing. Employee represents that Employee has no knowledge of any wrongdoing involving improper or false claims against a federal or state governmental agency, or any other wrongdoing that involves Employee or other present or former the Company employees.

14.           Contingent Obligation. the Company’s continuing obligations under this Agreement are contingent upon Employee’s compliance with all terms and conditions provided for herein. In the event that Employee breaches any of Employee’s obligations under this Agreement, Employee agrees that the Company may cease making any payments due under this Agreement, and recover all payments already made under this Agreement, in addition to all other available legal remedies.

15.           Fees and Costs. The Parties shall each bear their own costs, expert fees, attorneys’ fees, and other fees incurred in connection with the execution of this Agreement.

16.           No Representations. The Parties represent that they each have had the opportunity to consult with an attorney, at their own expense, and have carefully read and understand the scope and effect of the provisions of this Agreement. Neither Party has relied upon any representations or statements made by the other Party hereto which are not specifically set forth in this Agreement.

17.           Severability. In the event that any provision in this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without said provision so long as the remaining provisions remain intelligible and continue to reflect the original intent of the Parties.

18.           Entire Agreement. Employee acknowledges that this Agreement is a full and accurate embodiment of the understanding between Employee and the Company with respect to the subject matter hereof, and that it supersedes any prior agreements or understandings made by the Parties, except the Severance Policy and any confidentiality, non-disclosure, non-competition, non-solicitation, trade secret, assignment of inventions, and other intellectual property provisions to which Employee’s employment was subject, including specifically the Confidentiality Agreement, which will remain in effect subsequent to the execution of this Agreement. The terms of this Agreement may not be modified, except by mutual consent of the Parties. Any and all modifications must be reduced to writing and signed by the Parties to be effective.

19.            Governing Law and Venue. This Agreement shall be deemed to have been executed and delivered within the State of North Carolina, and it shall be construed, interpreted, governed, and enforced in accordance with the laws of the State of North Carolina, without regard to choice of law principles. In the event of any dispute in connection with this Agreement, the venue in which said dispute will be resolved, whether in arbitration or in connection with an injunction, will be in the State of North Carolina.

20.            Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.            Good Faith Compliance.  The Parties agree to cooperate in good faith and to do all things necessary to effectuate this Agreement.

22.           Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the Parties hereto, with the full intent of releasing all claims.

THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

Dated: ________________
Science 37 Holdings, Inc.
Name:
Title:

Dated: ________________	By
XXXXXXXXX

Exhibit B

Claims Procedures

A.            General. Claims for benefits under this Policy shall be administered in accordance with Section 503 of ERISA and the Department of Labor Regulations thereunder. The Administrator shall have the right to delegate its duties under this Exhibit and all references to the Administrator shall be a reference to any such delegate, as well. The Administrator shall make all determinations as to the rights of any Participant, beneficiary, alternate payee or other person who makes a claim for benefits under this Policy (each, a “Claimant”). A Claimant may authorize a representative to act on his or her behalf with respect to any claim under the Policy. A Claimant who asserts a right to any benefit under this Policy he or she has not received, in whole or in part, must file a written claim with the Administrator. All written claims shall be submitted to [Name, Title]; [address]; [email].

B.            Regular Claims Procedure. The claims procedure in this subsection (B) shall apply to all claims for Policy benefits.

1)         Timing of Denial. If the Administrator denies a claim in whole or in part (an “adverse benefit determination”), then the Administrator will provide notice of the decision to the Claimant within a reasonable period of time, not to exceed thirty (30) days after the Administrator receives the claim, unless the Administrator determines that any extension of time for processing is required. In the event that the Administrator determines that such an extension is required, written notice of the extension will be furnished to the Claimant before the end of the initial thirty (30) day review period. The extension will not exceed a period of thirty (30) ) days from the end of the initial thirty (30) day period, and the extension notice will indicate the special circumstances requiring such extension of time and the date by which the Administrator expects to render the benefit decision.

2)            Denial Notice.   The Administrator shall provide every Claimant who is denied a claim for benefits with a written or electronic notice of its decision. The notice will set forth, in a manner to be understood by the Claimant:

a.            the specific reason or reasons for the adverse benefit determination;

b.            reference to the specific Policy provisions on which the determination is based;

c.            a description of any additional material or information necessary for the Claimant to perfect the claim and an explanation as to why such information is necessary; and

d.            an explanation of the Policy’s appeal procedure and the time limits applicable to such procedures, including a statement of the Claimant’s right to bring an action under Section 502(a) of ERISA after receiving a final adverse benefit determination upon appeal.

3)            Appeal of Denial. The Claimant may appeal an initial adverse benefit determination by submitting a written appeal to the Administrator within sixty (60) days of receiving notice of the denial of the claim. The Claimant:

a.            may submit written comments, documents, records and other information relating to the claim for benefits;

b.            will be provided, upon request and without charge, reasonable access to and copies of all documents, records and other information relevant to the Claimant’s claim for benefits; and

c.            will receive a review that takes into account all comments, documents, records and other information submitted by the Claimant relating to the appeal, without regard to whether such information was submitted or considered in the initial benefit determination.

4)            Decision on Appeal. The Administrator will conduct a full and fair review of the claim and the initial adverse benefit determination within thirty (30) days after the Administrator receives the claim. If special circumstances require a further extension of time for processing, the extension will not exceed a period of thirty (30) ) days from the end of the initial ninety (30) day period and the Administrator shall provide the Claimant with written notice of the extension, describing the special circumstances and the date as of which the benefit determination will be made, prior to the commencement of the extension. The Administrator generally cannot extend the review period any further unless the Claimant voluntarily agrees to a longer extension. The Administrator shall notify the Claimant of the benefit determination as soon as possible but not later than five (5) days after it has been made.

5)            Notice of Determination on Appeal. The Administrator shall provide the Claimant with written or electronic notification of its benefit determination on review. In the case of an adverse benefit determination, the notice shall set forth, in a manner intended to be understood by the Claimant:

a.            the specific reason or reasons for the adverse benefit determination;

b.            reference to the specific Policy provisions on which the adverse benefit determination is based;

c.            a statement that the Claimant is entitled to receive, upon request and without charge, reasonable access to, and copies of, all documents, records and other information relevant to the claim for benefits;

d.            a statement describing any voluntary appeal procedures offered by the Policy and the Claimant’s right to obtain the information about such procedures; and

e.            a statement of the Claimant’s right to bring an action under Section 502(a) of ERISA.

D.            Exhaustion; Judicial Proceedings. No action at law or in equity shall be brought to recover benefits under the Policy until the claim and appeal rights described in the Policy have been exercised and the Policy benefits requested in such appeal have been denied in whole or in part. Any such judicial proceeding must be filed by eighteen (18) months after the Administrator’s final decision regarding the claim or appeal.

E.            Administrator’s Decision is Binding. Benefits under the Policy shall be paid only if the Administrator decides in its sole discretion that a Claimant is entitled to them. In determining claims for benefits, the Administrator has the authority to interpret the Policy, to resolve ambiguities, to make factual determinations, and to resolve questions relating to eligibility for and amount of benefits. . A misstatement or other mistake of fact shall be corrected when it becomes known and the Administrator shall make such adjustment on account thereof as it considers equitable and practicable. Notwithstanding the foregoing, and further notwithstanding any other provision of the Policy to the contrary, any determination by the Administrator with respect to a Claimant’s entitlement to benefits under the Policy in connection with a termination of employment that occurs during the Change in Control Period shall be subject to de novo review in any action at law or in equity brought to recover benefits under the Policy.